
October 25, 2011

Via E-mail
Mark A. Ricca
Executive Vice President and Chief Financial Officer
Carver Bancorp, Inc.
75 West 125th Street
New York, New York 10027

> **Re:** **Carver Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 28, 2011**
> **File No. 333-177054**

Dear Mr. Ricca:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update the entire prospectus to reflect the results of the shareholder vote at the meeting held on October 25, 2011 and the Nasdaq hearing determination.

2. We note your disclosure on page 19 that you are subject to a cease-and-desist order with the Federal Reserve and OCC. Please disclose the order in your Prospectus Summary, and please discuss the material terms and conditions of the order. In addition, discuss any actions that you have taken to ensure compliance with the order, including the status of any such actions, and any material impact to your results of operations.

3. We note that your stockholder meeting included a vote on both a reverse stock split and an increase in authorized shares. Please confirm that the reverse split decreased the number of authorized shares as well as the outstanding. If not, include further disclosure

and a risk factor addressing the implications of these actions and why the company foresees needing more shares after the split.

Cover Page

4. We note your disclosure that "a purchaser of Series D preferred stock may in certain circumstances receive Common Stock instead of Series D Preferred Stock;" however, it appears that a purchaser in this offering will most likely receive common stock except in limited circumstances. Please clarify this on the cover page and throughout the prospectus.

5. Your cover page includes information that should be included in the Prospectus Summary instead of on the cover. Please revise your cover page so that it includes only the information required by Item 501 of Regulation S-K.

6. Revise your cover page to include the offering price of each of the securities offered. Also include the conversion price of each class of preferred shares.

Prospectus Summary

Recapitalization Transaction, page 5

7. We note that you reported equity of $51.4 million from the private placement. Please revise your disclosure to state who received the $3.6 million in fees paid in relation to this transaction.

Risk Factors, page 17

General

8. Revise the introductory paragraph to state that you have described all material risks.

9. Some of your risk factors make statements regarding your ability to provide assurances or predictions that a given event might happen. Please revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain the likelihood of the risk impacting an investment in your securities, not your ability to provide assurances or predictions.

Your ownership may be severely diluted…, page 19

10. Since the ownership of some purchasers may be significantly diluted, revise to add a section that includes the information required by Item 506 of Regulation S-K.

Selling Stockholders, page 22

11. Revise the table on page 23 to include columns that state the percentages of each class of securities owned before and after the completion of the offering.

12. We note your disclosure on page 25. Please advise the staff whether each selling stockholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.

13. For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.

14. If any of the selling stockholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating whether those broker-dealer affiliates:

- purchased the securities in the ordinary course of business; and
- at the time of the purchase, the seller had no agreements or understandings, *directly or indirectly*, with any person to distribute the securities.

15. Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates *are* underwriters. Please revise accordingly, or tell us why you don't believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter. We may have further comment.

16. With respect to each selling stockholder that is not a natural person, please confirm that the entity is a reporting company under the Exchange Act, a majority-owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act. If not, you must identify the *natural* person or persons having voting and investment control over the securities they hold. Please revise accordingly.

Description of Securities

Series B Preferred Stock

Conversion, page 27

17. Please revise to include a discussion of the conditions that must be satisfied in order for the exchange to occur, and discuss whether you have satisfied such conditions, or, if you have not yet satisfied any the conditions, your progress to date. To the extent appropriate, please quantify any information. Please also discuss the conditions to the conversion of the Series C and Series D Preferred Stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Attorney

cc.   <u>Via E-mail</u>
        Adam Wheeler
        Luse Gorman Pomerenk & Schick, P.C.